November 29, 2000

Securities and Exchange Commission
450 Fifth Street NW

Washington, D.C. 20549
Attention: Mark Shuman

         Re: Registration Statement on Form S-3 (File No. 333-50102) as amended and filed on November 16, 2000

Ladies and Gentlemen:

         The registrant hereby amends the above mentioned registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

                                            Very truly yours,


                                            IFS INTERNATIONAL HOLDINGS INC.


                                            By:  /s/ Carmen A. Pascuito
                                               ---------------------------
                                                     Carmen A. Pascuito
                                                     Secretary